EXHIBIT 99.1

North American Construction Group Ltd. Announces the Award of a Significant Term Contract for Earthworks in the Oilsands

ACHESON, Alberta, June 04, 2018 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO) (NYSE:NOA) today announced the successful negotiation of a two year extension to a key Master Services Agreement, with a major oil sands customer, taking the expiration date to August 2022.  As part of the associated work scope, the Company has secured a three year term commitment for overburden removal, commencing after the completion of the previously announced 2018 work. The value of this backlog is expected to be around $120 million.

Martin Ferron, Chairman and CEO, stated: “We believe that demand for safe and cost-effective earthworks services in the oil sands remains very strong, resulting in a tightening of suitable equipment availability. In these positive circumstances, we are delighted to have negotiated our first term contract in several years.”

About the Company

North American Construction Group Ltd. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies. The Company maintains one of the largest equipment fleets in the region.

For further information, please contact:

David Brunetta, CPA, CMA
Director; Finance, Investor Relations, Information Technology and Treasury
North American Construction Group Ltd.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca